UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____________________________________________
FORM 8-K
 _____________________________________________

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported) October 27, 2015

_____________________________________________
MPLX LP
(Exact name of registrant as specified in its charter)

_____________________________________________

Delaware	001-35714	45-5010536
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

200 E. Hardin Street Findlay, Ohio	45840
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code:
(419) 672-6500
(Former name or former address, if changed since last report)
 _____________________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.
On October 27, 2015, MPLX LP (“MPLX”) entered into an Amendment Agreement (the “Amendment Agreement”) with Citibank, N.A., Wells Fargo Bank, National Association, and the other institutions named on the signature pages thereto, to amend the Credit Agreement, dated as of November 20, 2014 (the “Credit Agreement”), by and among MPLX, as borrower, Citibank, N.A., as administrative agent, each of Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Barclays Bank PLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and RBS Securities Inc., as joint lead arrangers and joint bookrunners, Wells Fargo Bank, N.A., as syndication agent, each of Bank of America, N.A., Barclays Bank PLC, JPMorgan Chase Bank, N.A., and The Royal Bank of Scotland PLC, as documentation agents, and the other lenders and issuing banks that are parties thereto. A summary of the terms of the Credit Agreement as originally entered into may be found in the Current Report on Form 8-K filed by MPLX on November 26, 2014.

The Amendment Agreement amended the Credit Agreement to, among other things, (i) increase the aggregate amount of revolving credit capacity under the Credit Agreement by $1.0 billion for total aggregate commitments of $2.0 billion, (ii) extend the term of the revolving credit facility under the Credit Agreement for a term of five years following the date of the closing of the pending acquisition of MarkWest Energy Partners, L.P. pursuant to the Agreement and Plan of Merger, dated as of July 11, 2015 (the “Merger Agreement”), by and among MPLX, MPLX GP LLC, Sapphire Holdco LLC, MarkWest Energy Partners, L.P. and for certain limited purposes set forth therein, Marathon Petroleum Corporation and (iii) replace Citibank, N.A. with Wells Fargo Bank, National Association, as the administrative agent under the Credit Agreement.

The amendments to the Credit Amendment made pursuant to the Amendment Agreement only become effective upon the satisfaction or waiver of certain conditions precedent, including the consummation of the transactions contemplated by the Merger Agreement.  A summary of the terms of the Merger Agreement may be found in the Current Report on Form 8-K filed by MPLX on July 13, 2015.  Except as set forth in the Amendment Agreement, all other terms and conditions of the Credit Agreement remain in full force and effect.

Certain lenders that are parties to the Credit Agreement and the Amendment Agreement have in the past performed, and may in the future from time to time perform, investment banking, financial advisory, lending or commercial banking services for MPLX and its affiliates, for which they have received, and may in the future receive, customary compensation and reimbursement of expenses.

The above description of the material terms and conditions of the Amendment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment Agreement, which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
The information set forth under Item 1.01 above is hereby incorporated into this Item 2.03 by reference.

Item 9.01	Financial Statements and Exhibits.
(d) Exhibits.

Exhibit Number	Description

10.1	Amendment Agreement, dated as of October 27, 2015, by and among MPLX LP, Citibank, N.A., Wells Fargo Bank, National Association, and the other institutions named on the signature pages thereto.

***********

This communication contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (“MPLX”) and Marathon Petroleum Corporation (“MPC”). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPLX and MPC. You can identify forward-looking statements by words such as “anticipate,” “believe,” “estimate,” "objective," “expect,” “forecast,” "guidance," “imply,” "plan," “project,” "potential," “could,” “may,” “should,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. In addition to other factors described herein that could cause MPLX’s results to differ materially from those implied in these forward-looking statements, negative capital market conditions, including a persistence or increase of the current yield on common units, which is higher than historical yields, could adversely affect MPLX’s ability to meet its distribution growth guidance, particularly with respect to the later years of such guidance. Factors that could cause MPLX's actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed merger of MPLX and MarkWest Energy Partners, L.P. (“MWE”) on anticipated terms and timetable; the ability to obtain approval of the transaction by the unitholders of MWE and satisfy other conditions to the closing of the transaction contemplated by the merger agreement; risk that the synergies from the MPLX/MWE transaction may not be fully realized or may take longer to realize than expected; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of MPLX's and MWE's respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions, and the ability to successfully execute their business plans and implement their growth strategies; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC's obligations under MPLX’s commercial agreements; each company’s ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX’s capital budget; other risk factors inherent to MPLX or MWE’s industry; and the factors set forth under the heading "Risk Factors" in MPLX's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the Securities and Exchange Commission (SEC); and the factors set forth under the heading "Risk Factors" in MWE's Annual Report on Form 10-K for the year ended Dec. 31, 2014, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the SEC. These risks, as well as other risks associated with MPLX, MWE and the proposed transaction are also more fully discussed in the preliminary joint proxy statement and prospectus included in the registration statement on Form S-4 filed with the SEC by MPLX on August 18, 2015, as amended. Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include: risks described above relating to the MPLX/MWE proposed merger; changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC’s ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; MPC’s ability to successfully integrate the acquired Hess retail operations and achieve the strategic and other expected objectives relating to the acquisition; changes to MPC’s capital budget; other risk factors inherent to MPC’s industry; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with SEC. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPLX’s Form 10-K, in MPC’s Form 10-K, or in MWE’s Form 10-K could also have material adverse effects on forward-looking statements. Copies of MPLX's Form 10-K are available on the SEC website, MPLX's website at http://ir.mplx.com or by contacting MPLX's Investor Relations office. Copies of MPC's Form 10-K are available on the SEC website, MPC's website at http://ir.marathonpetroleum.com or by contacting MPC's Investor Relations office. Copies of MWE’s Form 10-K are available on the SEC website, MWE’s website at http://investor.markwest.com or by contacting MWE’s Investor Relations office.

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed acquisition of MWE by MPLX. In connection with the proposed acquisition, MWE and MPLX have filed relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that includes a definitive joint proxy statement and a prospectus and was declared effective by the SEC on October 29, 2015. Investors and security holders are urged to read all relevant documents filed with the SEC, including the definitive joint proxy statement and prospectus, because they contain important information about the proposed transaction. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from MPLX LP at its website, http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or for free from MWE by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com.

Participants in the Solicitation
This communication is not a solicitation of a proxy from any investor or securityholder. However MPLX and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of MWE common units with respect to the proposed transaction. Information about MPLX’s directors and executive officers is available in MPLX’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. Information about MWE’s directors and executive officers is set forth in the proxy statement for MWE’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015, and in the definitive joint proxy statement filed by MPLX, which was declared effective by the SEC on October 29, 2015. To the extent holdings of MWE securities have changed since the amounts contained in the definitive joint proxy statement filed by MPLX, which was declared effective by the SEC on October 29, 2015, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement and prospectus regarding the acquisition. These documents may be obtained free of charge from the SEC’s website http://www.sec.gov, or from MWE and MPLX using the contact information above.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MPLX LP

	By:	MPLX GP LLC, its General Partner

Date: November 2, 2015	By:	/s/ J. Michael Wilder
Name: J. Michael Wilder
Title: Vice President, General Counsel and Secretary

Index to Exhibits

Exhibit Number	Description

10.1	Amendment Agreement, dated as of October 27, 2015, by and among MPLX LP, Citibank, N.A., Wells Fargo Bank, National Association, and the other institutions named on the signature pages thereto.